

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 21, 2018

<u>Via Email</u>
Mr. Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

> **Re:** **Ladder Capital Corp**
> **Form 10-K**
> **Filed February 28, 2018**
> **File No. 001-36299**

Dear Mr. Fox:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Note 3. Consolidated Variable Interest Entities, page 141</u>

1. We note that you have consolidated two CLOs for which you are the primary beneficiary. We also note from disclosure on page 92 and 165 that an affiliate has retained the most subordinate classes of notes issued by the CLO, retains control over major decisions made with respect to the administration of the CLO and appoints the special servicer. Given these facts, please provide us with your analysis to support your conclusion that you are the primary beneficiary of the CLO.

<u>Note 4. Mortgage Loan Receivables, page 141</u>

2. We note that you have two mortgage loans with a carrying value of $26.9 million that were in default as of December 31, 2017. Please tell us in detail how you determined that these loans, as well as the related accrued interest, is not impaired.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities